SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 29)



Illinois Tool Works, Inc.
(Name of Issuer)


Common Stock, $3.33 1/3  Par
(Title of Class of Securities)


452308 10 9
(CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].



CUSIP No. 452308 10 9


13G

Page    2    of    7    Pages



  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust, NA				36-3190871
	Northern Trust Investments, N.A.		36-3608252
	Northern Trust Bank, FSB			38-3424562
	Northern Trust Global Investments Ltd	6807764922343A00

  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
		(b)	[ ]


  3

S.E.C. use only


  4

Citizenship or place of organization

	Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois



Number of shares beneficially owned by each reporting person with

  5
Sole Voting Power

	19,244,480

  6
Shared Voting Power

	46,344,283

  7
Sole Dispositive Power

	7,506,218

  8
Shared Dispositive Power

	50,250,950

  9

Aggregate amount beneficially owned by each reporting person

	67,647,444

10

Check box if the aggregate amount in Row (9) excludes certain shares.


	Not Applicable

11

Percent of class represented by amount in Row 9

	12.44


12

Type of reporting person


	Northern Trust Corporation  HC

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	Illinois Tool Works, Inc.
		(Name of Issuer)

	(b)	3600 West Lake Ave., Glenview, IL 60025
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60603
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, $3.33 1/3  Par
		(Title of Class of Securities)

	(e)	452308 10 9
		(CUSIP Number)

3.	This statement is being filed by Northern Trust Corporation as a
 Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	     67,647,444
		(Amount Beneficially Owned)

	(b)	         12.44
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	     19,244,480
			(Sole Power to Vote or to Direct the Vote)

		(ii)	     46,344,283
			(Shared Power to Vote or to Direct the Vote)

		(iii)	     7,506,218
			(Sole Power to Dispose or Direct Disposition)

		(iv)       50,250,950
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

6.	Statement regarding ownership of 5 percent or more on behalf of another:



7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company			Northern Trust Investments, N.A.
	50 South LaSalle Street				50 South LaSalle Street
	Chicago, IL  60603				Chicago, IL  60603

	Northern Trust N.A.
	700 Brickell Avenue
	Miami, FL  33131


	Northern Trust Bank, FSB			Northern Trust Global Investments Ltd
	10 West Long Lake Road				6 Devonshire Square, London, UK EC2M 4YE
	Bloomfield Hills, MI  48304


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

								_________________________________
								By:  Orie L. Dudley
DATED:  02-08-2008	Title:Executive Vice President and Chief Investment Officer

EXHIBIT TO SCHEDULE 13G AMENDMENT
FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

RE:  Illinois Tool Works, Inc.

Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

							NORTHERN TRUST CORPORATION

							_________________________________
							By:  Orie L. Dudley
DATED:  02-08-2008	Title:Executive Vice President and Chief Investment Officer

The NORTHERN TRUST COMPANY
NORTHERN TRUST INVESTMENTS, N.A.
NORTHERN TRUST GLOBAL INVESTMENTS LTD

________________________________________
By:  Orie L. Dudley
Title:    Executive Vice President and Chief Investment Officer

NORTHERN TRUST, NA

________________________________________
By: Jacobo Schatz
As its Authorized Representative


NORTHERN TRUST BANK, FSB

________________________________________
By: Brian J. Hofmann
As its Authorized Representative